Exhibit 99.45

Isotechnika Pharma Inc.

NEWS RELEASE

ISOTECHNIKA REPORTS FULL YEAR AND

FOURTH QUARTER 2012 FINANCIAL RESULTS

Edmonton, Alberta—April 3, 2013 (ISA:TSX): Isotechnika Pharma Inc. (the “Company”) has released its financial results for the year and quarter ended December 31, 2012.

Recent Developments

On February 5, 2013 the Company announced that it had signed a Binding Term Sheet with privately held Aurinia Pharmaceuticals Inc. (“Aurinia”) for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market.

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which the Company will acquire 100% of the outstanding securities of Aurinia. The merger is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in a 65:35 post-merger ownership split between Isotechnika and Aurinia, respectively.

In addition, the Company and Aurinia have negotiated a tripartite settlement with ILJIN Life Science Co., Ltd. (ILJIN) pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of $10 million, plus up to $1.6 million upon the new company reaching certain financing milestones. ILJIN will also own 25% of the issued and outstanding shares of the merged company.

The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange, the approval of Isotechnika’s shareholders and Isotechnika securing up to $3 million in debt or equity financing satisfactory for it to fulfill its obligations as contemplated by the Term Sheet.

The consolidation of the intellectual property through the merger and reaching a settlement agreement with ILJIN provides the combined entity with a much higher probability of being able to obtain the necessary funding to continue the development of voclosporin for the lupus indication. Further, the Company will be able to continue to explore strategic global partnership transactions for the transplant indication. Ideally, the Company would advance both transplantation and lupus nephritis to optimize shareholder value. A merged company, having both the lupus nephritis and renal transplantation indications under a single corporate umbrella would likely offer the most commercially attractive opportunity.

The Company is actively working to secure interim capital to facilitate the completion of the merger process.

Financial Results

For the fourth quarter ended December 31, 2012, the Company reported a consolidated net loss of $5.2 million or $0.03 per common share, as compared to a consolidated net loss of $6.53 million or $0.04 per common share for the same period in 2011. For the year ended December 31, 2012, the Company recorded a net consolidated loss of $9.7 million or $0.05 per common share, as compared to a consolidated net loss of $2.5 million or $0.01 per common share in 2011.

Revenue increased to $150,000 for the fourth quarter of 2012, compared to $110,000 for the same period in 2011. The Company recorded revenue of $6.1 million for the year ended December 31, 2012, as compared to $947,000 for the same period in 2011. The increase in revenue was primarily the result of recording the remaining deferred revenue of $4.4 related to the ILJIN upfront license payment as licensing revenue upon the Company terminating the Development, Distribution and License Agreement (DDLA) with ILJIN on January 30, 2012 due to ILJIN not paying the required $9 million funding installment. At that time the Company believed that the termination of the DDLA was valid. As a result the remaining deferred balance of $4.4 million was recorded as licensing revenue.

Subsequently, in March of 2012 ILJIN submitted a request for arbitration to the International Chamber of Commerce (ICC) Court of Arbitration related to the Company’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held in October of 2012. In November of 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN has been issued to the parties. The Partial Award provided that the DDLA had not been terminated and therefore, the Company’s contractual relationship with ILJIN still subsisted. Subsequently, in January of 2013, ILJIN formally notified the Company and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration. The Company also recorded $1.3 million of other revenue on the completion of a sale agreement with its partner, Lux Biosciences, Inc., for previously manufactured Active Pharmaceutical Ingredient in the first quarter of 2012.

Net research and development expenses increased to $3.3 million for the fourth quarter of 2012 compared to $917,000 in the same period in 2011. Net research and development expenses were $5.5 million for the year ended December 31, 2012, compared to $3.5 million for the year ended December 31, 2011. The increase reflected that the Company recording a reserve of $2.7 million in the fourth quarter of 2012 for the drug supply manufactured during the year due to uncertainty in determining its net realizable value. The cost of the reserve has been recorded in research and development expense as future use would likely be related to clinical trials for voclosporin.

Corporate and administration increased to $930,000 for the fourth quarter of 2012, compared to $755,000 for the fourth quarter of 2011. The Company incurred corporate and administration expenditures of $3.9 million for the year ended December 31, 2012, as compared with $2.8 million for the year ended December 31, 2011. Corporate and administration expenses increased primarily due to higher professional fees. The Company incurred these higher fees due to the legal fees and arbitration costs related to the Company’s termination of the DDLA with ILJIN and the resulting arbitral process as described above, and consulting services related to the Company’s pursuit of strategic alternatives.

Other expense (income) reflected a loss of $886,000 for the fourth quarter ended December 31, 2012 compared to loss of $4.7 million for the same period in 2011. Other expense (income) showed a loss of $5.6 million for the year ended December 31, 2012 compared to income of $4.0 million for the same period in 2011. The 2012 expense included a non-cash loss of $4.2 million on the ILJIN derivative financial instrument compared to a gain of $4.2 million on this instrument for the year ended December 31, 2011. The 2012 figure also included a provision for doubtful collection on the receivable of $1.3 million from its partner, Lux Biosciences Inc., as a result of Lux not meeting its primary endpoint in its Phase 3 uveitis clinical trial as previously announced by the Company in December of 2012.

The audited financial statements and the Management’s Discussion and Analysis for the year ended December 31, 2012, are accessible on Isotechnika’s Web site at www.isotechnika.comor on SEDAR at www.sedar.com.

We seek Safe Harbour.

For Further Information:

Dr. Robert Foster

President & CEO

Isotechnika Pharma Inc.

780-487-1600 (247)

780-484-4105 (fax)

rfoster@isotechnika.com

Mr. Dennis Bourgeault

Chief Financial Officer

Isotechnika Pharma Inc.

780-487-1600 (226)

780-484-4105 (fax)

dbourgeault@isotechnika.com